

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 12, 2007

Mr. Taras Chebountchak
President
Ardent Mines Limited
110 Jardin Drive, Unit 13
Concord, Ontario Canada L4K 2T7

      Re: Aredent Mines Limited
              Form 10-KSB for the Fiscal Year Ended June 30, 2006
              Filed October 23, 2006
              File No. 000-50423

Dear Mr. Chebountchak:

      We have reviewed your Form 10-KSB for the Fiscal Year Ended June 30, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2006

Controls and Procedures, page 26

1.   Please revise this section to strictly comply with the requirements of Regulation S-B, Item 307. We note that you carried out your evaluation of disclosure controls and procedures within 90 days prior to the date of your report. Our rules require that you carry out the evaluation as of the last date of the reporting period. We also note your disclosure that your disclosure controls and procedures are effective for the year ended June 30, 2005, when the annual report purports to be for the year ended June 30, 2006. Finally, we note that we issued this comment

verbally to you with regard to your Form 10-KSB for the year ended June 30, 2005, that you indicated verbally that you would comply, but that you did not comply.

2.   Please revise your last sentence in this section to indicate whether there were changes in your internal control over financial reporting *that has materially affected, or is reasonably likely to materially affect*, your internal control over financial reporting. It is important to use this precise language. We note that we issued this comment verbally to you with regard to your Form 10-KSB for the year ended June 30, 2005, that you indicated verbally that you would comply, but that you did not comply.

Section 302 Certifications

3.   Please revise your certification to include the precise language required by Regulation S-B, Item 601. Changes to the language specified are not permitted. We note that we issued this comment verbally to you with regard to your Form 10-KSB for the year ended June 30, 2005, that you indicated verbally that you would comply, but that you did not comply.

Closing Comments

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief